Newtek Business Services Corp.

1981 Marcus Avenue, Suite 130

Lake Success, New York 11042

June 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: James O’Connor / Anthony Burak

Re:	Newtek Business Services Corp.

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

File No. 333-224976

Dear Messrs. O’Connor and Burak:

On behalf of Newtek Business Services Corp. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 4:00 p.m. Eastern Time on June 26, 2018, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (212) 356-9500 or, our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

[Signature Page Follows]

Sincerely,

Newtek Business Services Corp.

By:	/s/ Barry Sloane
Name: Barry Sloane
Title: Chief Executive Officer and President